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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------
                                   SCHEDULE TO
                                  (RULE 13E-4)

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              CARNIVAL CORPORATION
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                       (Name of Subject Company (Issuer))

                              CARNIVAL CORPORATION
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                       (Name of Filing Persons (Offeror))

                     Liquid Yield Option Notes(TM) due 2021
                         (Title of Class of Securities)

                            143658 AQ5 and 143658 AS1
                     (CUSIP Numbers of Class of Securities)

                               ARNALDO PEREZ, ESQ.
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                  AND SECRETARY
                              CARNIVAL CORPORATION
                                 CARNIVAL PLACE
                              3655 N.W. 87TH AVENUE
                            MIAMI, FLORIDA 33178-2428
                                 (305) 599-2600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                            CALCULATION OF FILING FEE

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        TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
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             $221,278,381                                  $23,677
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  *   Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option Notes(TM) due 2021, as described herein, is $572.76 per $1,000 principal amount at maturity outstanding. As of September 21, 2006, there was approximately $386,337,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $221,278,381.

  ** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $23,677       Filing Party:    Carnival Corporation.
Form or Registration No.:  Schedule TO     Date Filed:       September 25, 2006

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     --------------------------------------------------------------------------
     [_] third-party tender offer       [_]  going-private transaction
         subject to Rule 14d-1               subject to Rule 13e-3
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     [X] issuer tender offer            [_]  amendment to Schedule 13D
         subject to Rule 13e-4               under Rule 13d-2
     --------------------------------------------------------------------------

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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

                             INTRODUCTORY STATEMENT

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Carnival Corporation, a company organized under the laws of the Republic of Panama (the "Company") and relates to the offer to purchase the Company's Liquid Yield Option Notes(TM) due 2021 (the "Securities") on October 24, 2006, which are subject to a guarantee pursuant to the Carnival plc (formerly P&O Princess Cruises plc) Deed of Guarantee, dated as of April 17, 2003, between Carnival Corporation and Carnival plc, upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated September 25, 2006 (the "Company Notice"), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated April 25, 2001, by and among the Company and U.S. Bank National Association (formerly U.S. Bank Trust National Association), as Trustee ("Trustee"), as amended by the Second Supplemental Indenture dated October 24, 2001, by and among the Company and the Trustee.

      The Option expired at midnight, New York City time, on October 24, 2006. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 11.

      The Company has been advised by the Trustee that Securities with an aggregate principal amount at maturity of $4,000.00 were validly surrendered for repurchase and not withdrawn and the Company has repurchased all of such Securities. The purchase price for the Securities was $572.76 in cash per $1,000 in principal amount at maturity. The aggregate purchase price for all of the Securities validly surrendered for repurchase and not withdrawn was $2,291.04.

Item 12.   EXHIBITS

(a)(1)(A)* Company Notice to Holders of Carnival Corporation Liquid Yield Option Notes(TM) due 2021, dated September 25, 2006.
(a)(1)(B)*       Form of Purchase Notice.
(a)(1)(C)*       Form of Notice of Withdrawal.
(a)(1)(D)*       Substitute Form W-9.
      (b)        Facilities Agreement, dated October 21, 2005, by and
                 among Carnival Corporation, Carnival plc, Royal Bank
                 of Scotland plc, and various other lenders,
                 incorporated by reference to Exhibit No. 10.3 to the
                 joint Annual Report of the Company and Carnival plc
                 on Form 10-K for the year ended November 30, 2005, as
                 filed with the Securities and Exchange Commission on
                 February 9, 2006.
     (d)(1)      Indenture, dated April 25, 2001 between Carnival
                 Corporation and U.S. Bank Trust National Association (incorporated by reference to Exhibit 4.5 to the
                 Company's Registration Statement on Form S-3 (File
                 No. 333-74190), as filed with the Securities and
                 Exchange Commission on November 29, 2001).
     (d)(2)      Second Supplemental Indenture, dated October 24, 2001
                 between Carnival Corporation and U.S. Bank Trust
                 National Association incorporated by reference to
                 Exhibit 4.6 to the Company's Registration Statement
                 on Form S-3 (File No. 333-74190), as filed with the
                 Securities and Exchange Commission on November 29,
                 2001).
     (d)(3)      Carnival plc (formerly P&O Princess Cruises plc) Deed
                 of Guarantee, dated as of April 17, 2003, between
                 Carnival Corporation and Carnival plc, incorporated
                 by reference to Exhibit 4.10 to the joint
                 registration statement on Form S-3 and F-3 of
                 Carnival Corporation, Carnival plc and P&O Princess
                 Cruises International Ltd. (File No. 333-106293), as
                 filed with the Securities and Commission on June 19,
                 2003.
        (g)      Not applicable.
        (h)      Not applicable.
        -----------------

        *Previously filed.

ITEM 13.

        Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CARNIVAL CORPORATION



                              By: /s/ Arnaldo Perez
                                  ---------------------------------------------
                                  Name:  Arnaldo Perez
                                  Title: Senior Vice President, General Counsel
                                         and Secretary


Dated:  October 25, 2006

                                  EXHBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------      ---------------------------------------------------------------
(a)(1)(A)*       Company Notice to Holders of Carnival Corporation Liquid Yield
                 Option Notes(TM) due 2021, dated September 25, 2006.
(a)(1)(B)*       Form of Purchase Notice.
(a)(1)(C)*       Form of Notice of Withdrawal.
(a)(1)(D)*       Substitute Form W-9.
      (b)        Facilities Agreement, dated October 21, 2005, by and
                 among Carnival Corporation, Carnival plc, Royal Bank
                 of Scotland plc, and various other lenders,
                 incorporated by reference to Exhibit No. 10.3 to the
                 joint Annual Report of the Company and Carnival plc
                 on Form 10-K for the year ended November 30, 2005, as
                 filed with the Securities and Exchange Commission on
                 February 9, 2006.
     (d)(1)      Indenture, dated April 25, 2001 between Carnival
                 Corporation and U.S. Bank Trust National Association
                 (incorporated by reference to Exhibit 4.5 to the
                 Company's Registration Statement on Form S-3 (File
                 No. 333-74190), as filed with the Securities and
                 Exchange Commission on November 29, 2001).
     (d)(2)      Second Supplemental Indenture, dated October 24, 2001
                 between Carnival Corporation and U.S. Bank Trust
                 National Association incorporated by reference to
                 Exhibit 4.6 to the Company's Registration Statement
                 on Form S-3 (File No. 333-74190), as filed with the
                 Securities and Exchange Commission on November 29,
                 2001).
     (d)(3)      Carnival plc (formerly P&O Princess Cruises plc) Deed
                 of Guarantee, dated as of April 17, 2003, between
                 Carnival Corporation and Carnival plc, incorporated
                 by reference to Exhibit 4.10 to the joint
                 registration statement on Form S-3 and F-3 of
                 Carnival Corporation, Carnival plc and P&O Princess
                 Cruises International Ltd. (File No. 333-106293), as
                 filed with the Securities and Commission on June 19,
                 2003.
        (g)      Not applicable.
        (h)      Not applicable.
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        *Previously filed.